FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX SUCCESSFULLY COMPLETES PHASE I CLINICAL TRIAL FOR THE TREATMENT OF ACNE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contact: Arthur J. Ayres Micrologix Biotech Inc. Telephone: (604) 221-9666 Toll-Free: (800) 665-1968 Fax: (604) 221-9688

MICROLOGIX SUCCESSFULLY COMPLETES PHASE I CLINICAL TRIAL FOR THE TREATMENT OF ACNE

Vancouver, June 28, 2000 - Micrologix Biotech Inc. has successfully completed a Phase I human clinical trial of MBI 594AN for the treatment of acne. The study showed that MBI 594AN is safe, well tolerated and has antimicrobial activity against the acne-causing bacterium, Propionibacterium acnes (P. acnes). Micrologix will present these results to the FDA and intends to initiate the next phase of clinical trials in the second half of this year.

The primary purpose of Phase I clinical studies is to assess the safety, metabolism and pharmacology of an experimental drug in a small number of subjects. This represents the first human exposure to a therapeutic product and is one of a number of the steps required by the FDA for approval of any new drug.

The Phase I trial was performed in two parts. Phase Ia was a five-day, open-label study in 17 acne patients to determine the safety, tolerability, and the potential for MBI 594AN to be absorbed into the bloodstream. Phase Ib was a randomized, double-blind study aimed at establishing the safety and tolerability of MBI 594AN over six weeks and also obtaining a preliminary indication of its antimicrobial activity in 36 healthy volunteers colonized with P. acnes but free of the acne disease. Results from these two studies demonstrated that MBI 594AN is safe, non-irritating and well tolerated. In addition, MBI 594AN was not absorbed into the blood and all clinical chemistry and hematology test results were normal. Moreover, MBI 594AN showed effectiveness in reducing P. acnes skin colonization with no resistance occurring in any of the clinical isolates collected during the course of the trial.

Based on these strong safety data and the encouraging anti-P. acnes activity, Micrologix is preparing a submission to the FDA to initiate further clinical studies. The purpose of these studies will be to assess the effectiveness of MBI 594AN in reducing acne lesions in acne patients. Micrologix anticipates starting these studies later this year.

Background on Acne

Acne is the most common inflammatory skin disease of adolescence and early adulthood. Based on data from the 1996 US census, it is estimated that approximately 45 million Americans are affected by this condition with nearly 20% of all visits to dermatologists related to its evaluation and treatment. For more than 30 years, antibiotic agents have been used extensively for the treatment of acne. The main concern over the use of conventional antibiotics for treating acne is the emergence of resistant organisms. In fact, published studies indicate that the overall rate of antibiotic resistance in P. acnes has increased from 20% in 1978 to 62% in 1996.

Update on MBI 226 for the Prevention of Central Venous Catheter-Related Bloodstream Infections

Micrologix was granted fast track designation for MBI 226 in 1999 by the FDA following the completion of a Phase I clinical trial and a Phase II trial was successfully completed in January 2000. Since then, with the assistance of a US Clinical Research Organization, Micrologix has been preparing for two Phase III pivotal clinical trials that will form the basis for a New Drug Application to market MBI 226 in the United States. With input from the FDA, Micrologix is close to finalizing the design of these studies. The manufacture of MBI 226 to be used in these studies is nearing completion and the process of selecting clinical centers to conduct the studies is progressing. The company is on track to begin these studies in the third calendar quarter of this year.

Corporate Profile

Micrologix Biotech Inc. is a biopharmaceutical company developing novel drugs to treat severe and life-threatening diseases-particularly those caused by antibiotic-resistant microorganisms. Micrologix's portfolio of antibiotic drug candidates is based on improved analogs of the anti-infective peptides found in the host-defense systems of most life forms. These peptides overcome conventional antibiotic resistance and extensive research done by Micrologix and independent researchers indicates that it will be extremely difficult for resistance to develop to them. In addition to MBI 226 and MBI 594AN, Micrologix has a third drug candidate in US clinical trials, MBI 853NL for the prevention of hospital-acquired S. aureus infections. The Company anticipates completing Phase I for MBI 853NL in the next month.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Vancouver Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.